Project Summary

UNDP China

联合国开发计划署驻华代表处

Phasing–out of Incandescent Lamps & Energy Saving Lamps Promotion Proiect (PILESLAMP)

The Challenge

The energy demand in China continues to rise in line with economic development. With the influx of foreign manufacturing capital and investments, the country's energy demand has commensurately increased. At present, China is the global manufacturing base for many consumer goods, including lighting products.

Worldwide, grid-based lighting consumes 19% of total electricity production and is associated with 1.9 billion tons of CO_2 emissions a year, around 7% of global emissions. Most of the global lighting services are still provided by inefficient incandescent lamps (ILs). Globally more than 70% of the lamp sales are incandescent, while compact fluorescent lamps (CFLs) account for around 6%. In China, lighting accounts for about 12% of the country's electricity consumption.

China is essential for reducing global energy usage for lighting for two reasons: 1) China is already the third largest economy of the world, and her power consumption for lighting is a large percentage of global use; 2) China is today the leading manufacturing country of lighting products (for both ILs and CFLs) in the world.

The Response

The PILESLAMP project aims to reduce greenhouse gas emissions in the Chinese commercial & residential sectors by phasing out production of higher energy use ILs and moving toward very high market penetrations of energy saving lighting products (ESLs). This will be accomplished through three primary activities:

- *Lighting Industry Capacity Enhancement* – supporting the conversion of IL manufacturers to ESL lines, activities to improve the supply of high quality ESLs, and reduction in the environmental waste in production and disposal of ESLs.

- *ESL Market Development and Product Promotion* – activities to improve awareness about ESL options and applications, especially in lower income, rural areas.

- *ESL Policy and Institutional Support* – support policy and institutional activities that lock in the progress made through the other two components, including policy proposals regarding IL manufacturers business conversion and increasing market share of ESLs, along with a roadmap for IL phase-out and expanded ESL promotion.

Intended Outcomes

A number of outcomes resulting from full project activities are expected. These include:

1) Increased volume of investments in ESL manufacturing and conversion of IL production lines to ESLs;
2) Improved quality of locally manufactured ESL products;
3) Reduced hazardous waste pollution from ESL production and disposal;
4) Improved capacity of the energy service institutes and market partners to promote ESLs country widely;
5) Expanded marketing channels for ESL products in large/medium size cities and big towns;
6) Significant improvement in the sales of ESL products and reduction in the sales of incandescent lamps in the rural areas (small towns & villages);
7) Improved public awareness on the benefits and application of ESL products, especially in the rural areas;
8) Successful business transformation of incandescent lamp manufacturers to ESL producers;
9) Improved availability and accessibility of ESLs in the domestic market;
10) Phasing out of the manufacture, sales and use of incandescent lamps and promotion of ESLs in China.

At A Glance

Start Date: 2008
End Date: 2012
Implementing Partner(s): National Development and Reform Commission
Project ID: 00062179

UNDAF Goal: Outcome 3 – More efficient management of natural resources and development of environmentally friendly behavior to ensure environmental sustainability
MDG: Ensure Environmental Sustainability
CPAP output: Outcome 6 – End-use energy efficiency and application of new and renewable energy technologies improved

Total Budget:	US$	84,000,000
GEF:	US$	14,000,000
Government:	US$	18,900,000
Private Sector:	US$	32,000,000
Others:	US$	600,000
In-kind Contribution:	US$	18,500,000

Project location(s): Beijing, Nationwide

To contribute to this initiative, or to find out more about the programme, please visit our website or contact **Ms. Liu Shijun**, Programme Manager Energy & Environment at [illegible].

Last update: July 2009

UNDP fosters human development to empower women and men to build better lives in China. As the UN's development network, UNDP draws on a world of experience to assist China in developing its own solutions to the country's development challenges. Through partnerships and innovation, UNDP works to achieve the Millennium Development Goals and an equitable Xiao Kang society by reducing poverty, strengthening the rule of law, promoting environmental sustainability, and fighting HIV/AIDS. www.undp.org.cn